

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 5, 2013

Via E-mail
Thomas Hennigan
Chief Executive, Financial and Accounting Officer
REIA Investments, LLC
18756 Stone Oak Parkway, Suite 200
San Antonio, TX 78258

> **Re: REIA Investments, LLC**
> **Amendment No. 3 to Offering Statement on Form 1-A**
> **Filed October 8, 2013**
> **File No. 024-10341**

Dear Mr. Hennigan:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please send all amendments and correspondence to the following address: Filer Desk – Mail Stop 3040, U.S. Securities and Exchange Commission, 100 F. Street N.E., Washington, D.C. 20549. Please do not include the names of any of the reviewers.

Risk Factors, page 7

2. You have a risk factor referring to your "repurchase program" on page 8. If you are referring to member withdrawal, please revise to use consistent terminology. Also, please include, as your second risk factor, a discussion of the fact that requests for withdrawal are subject to the sole discretion of the Manager.

Our auditors have substantial doubt…, page 7

3.   Please remove the reference to your auditor in this risk factor as your financial statements are now unaudited.

Capitalization, page 34

4.   We have reviewed your response to prior comment 3 and the related revisions to your disclosure. It is still not clear why you believe the amount of Retained Earnings/(Deficit) will change as a result of the offering. Please clarify to us how the offering will have any effect on Retained Earnings/(Deficit).

Summary of Operating Agreement, page 45

5.   We note your responses to comments 6-9. It appears that quarterly cash distributions, if any, are based on "percentage interests in the Company… on Capital Contributions" while liquidation distributions and withdrawals are based on Capital Account balances. Please revise to discuss the significance of the distinction or advise.

Withdrawal from Fund, page 49

6.   We note your response to comment 8. In the prior section, you indicate that the capital account is reduced "by the amount of cash distributions…." Please revise this section for consistency.

7.   In connection with the preceding comment, please discuss the factors, if any, the Manager will consider in deciding to satisfy withdrawal requests. Does the Manager have the discretion to grant withdrawal for some members but not others that are submitted in the same quarter?

8.   We note your response to comment 9. Please clarify if the Manager will notify members that their requests will be satisfied at quarter end. If so, discuss the time frame that such notice will be provided.

Financial Statements, page F-1

9.   Please remove reference to the Report of Independent Auditor from the financial statements index.

10.   Please clearly label all financial statements for the period ended December 31, 2012 as unaudited.

Balance Sheet, page F-3

11.   Please include a line item for the sum of total liabilities and member's equity on your balance sheet. This comment is also applicable to the balance sheet presented on page F-7.

Statements of Operations, page F-8

12.   The sum of operating costs for the three months ended September 30, 2013 and the period from inception through September 30, 2013 exceed the total operating costs of $1,705 and $24,926 for each respective period. Please revise as necessary.

Statements of Cash Flow, page F-10

13.   The sum of the operating items in your statement of cash flows for the nine months ended September 30, 2013 does not agree to the total cash used in operating activities of $10,405. Please revise as necessary.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the qualification date of the pending offering statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 and Regulation A regarding requests for acceleration. We will consider a written request for acceleration of the qualification date of the offering statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed offering of the securities specified in the above offering statement. Please allow adequate time for us to review any amendment prior to the requested qualification date of the offering statement.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or Kristi Marrone, Staff Accountant, at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Special Counsel